SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No  ☒

Decision Regarding an Equity Investment

1. Method of equity investment: Equity investment in a joint venture company (to be established)

2. Purpose of equity investment: Formation of an overseas manufacturing base

3. Resolution of Board of Directors

- Date : October 14, 2009

- Attendance of Outside Directors: 5 out of 5 outside directors

4. Remarks

On October 14, 2009, the board of directors of LG Display approved the establishment of a joint venture company in China with the City of Guangzhou, China. The total investment amount of this joint venture is currently expected to be approximately US$4 billion. This proposed venture, including its total investment amount, remains subject to the approval from the relevant governmental authority. The specific terms of the joint venture, including the joint venture company’s initial shareholders’ equity amount and LG Display’s shareholding percentage, its investment amount and schedule of equity investment in the joint venture company, have not yet been determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 14, 2009	By:	/S/ KYEONG LAE LEE
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/ Finance & Risk Management Department